

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2024

Gregory Monahan
Chief Executive Officer
Legato Merger Corp. III
777 Third Ave., 37th Floor
New York, NY 10017

>   **Re: Legato Merger Corp. III**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 5, 2024**
>   **File No. 333-275930**

Dear Gregory Monahan:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 2, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We note your response to prior comment 1. Please tell us whether your promoters are, are controlled by, or have substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination.

Proposed Business
Comparison to Offerings of Blank Check Companies, page 70

2.   We note the removal of the statement that you "will have net tangible assets in excess of $5,000,000 upon the successful consummation of this offering and will file a Current Report on Form 8-K, including an audited balance sheet demonstrating this fact." The company must provide audited financial statements reflecting net tangible assets in excess

of $5,000,000 or revise its offering to comply with Rule 419 of the Securities Act of 1933. Please revise the prospectus to comply with Rule 419 and include pertinent risk factor disclosure, or advise.

 Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Isabel Rivera at 202-551-3518 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeffrey M. Gallant, Esq.